WELLS FARGO | ADVISORS

FINANCIAL NETWORK

Statement of
Financial Condition

Wells Fargo Advisors Financial Network, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2017

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2017

(With Report from Independent Registered Public Accounting Firm Thereon)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors Financial Network, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney — 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of informatin contained in this form are not required to repond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors Financial Network, LLC, as of December 31, 2017, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

RACHEL J. DICKMANN
My Commission Expires
December 22, 2018
Jefferson County
Commission #14127427

Name: Kathy Barney
Title: Chief Financial Officer

Rachel J. Dickmann
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors Financial Network, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Advisor Financial Network, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 27, 2018

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Assets

Cash and cash equivalents	$	28,538
Securities purchased under agreements to resell		204,482
Receivable from brokers, dealers and clearing organizations		15,829
Loans and notes receivable from independent financial advisors, net		239,850
Other assets		20,943
Total assets	$	509,642

Liabilities and Member's Equity

Commissions payable	$	60,843
Accrued compensation and benefits		12,905
Accrued expenses and other liabilities		5,448
Total liabilities		79,196
Member's equity		430,446
Total liabilities and member's equity	$	509,642

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Advisors Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Clearing Services, LLC (WFCS).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the National Futures Association (NFA).

The Company clears substantially all customer security transactions through WFCS on a fully-disclosed basis. The Company clears customer commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC's Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule). At December 31, 2017, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or commodities contracts.

The principal business of the Company is to provide an integrated platform for securities and commodities brokerage, investment advisory and asset management services to independent financial advisors.

(2) Summary of Significant Accounting Policies

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. These transactions are reverse repurchase

agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $209,228 as of December 31, 2017. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell.

Fair Value

Receivable from brokers, dealers and clearing organizations, securities under agreements to resell, and commissions payable are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities sold, not yet purchased are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services or other relevant observable information. At December 31, 2017, the Company had $113 of securities sold, not yet purchased, consisting of equity securities and bank certificates of deposit included in accrued expenses and other liabilities in the Statement of Financial Condition.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy.

For the year ended December 31, 2017, there were no transfers of securities sold, not yet purchased between levels.

(Dollars in thousands)

The balances of liabilities measured at fair value by level as of December 31, 2017, are as follows:

	Total	Level 1	Level 2	Level 3
Securities sold, not yet purchased:				
Bank certificates of deposit	$ 1	$ —	$ 1	$ —
Equity securities	112	—	112	—
	$ 113	—	$ 113	—

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, which are Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). On July 1, 2017, WFIG merged with and into Everen. On December 18, 2017, Everen was contributed to WFC Holdings, LLC (WFCH). Certain states may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in the year ended December 31, 2017 and there was no accrued interest at December 31, 2017. At December 31, 2017, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue and prepaid expenses. Accrued expenses and other liabilities consist primarily of legal reserves and vendor payables.

(Dollars in thousands)

Accounting guidance not yet adopted

Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers (Topic 606) and subsequent related updates modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. This new guidance also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

The Company will adopt this new guidance on January 1, 2018 using the modified retrospective method. The Company has performed an assessment and concluded that the implementation of this guidance will not have a material impact on the measurement or recognition of revenue of prior periods. Accounting policies and procedures will not change materially since the principals of revenue recognition from the guidance are largely consistent with existing guidance and current practices applied by the Company. In 2018, the Company will adopt the additional required qualitative and quantitative disclosures required by this guidance to describe the disaggregation of revenues and performance obligations.

ASU 2016-13 Measurement of Credit Losses on Financial Instruments (Topic 326) changes the accounting for credit losses on loans and debt securities. For loans and held-to-maturity debt securities, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts.

The guidance is effective in first quarter 2020 with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, the Company does not expect to elect that option. The Company is still evaluating the impact of this new guidance on its Statement of Financial Condition.

(3) Offsetting of Securities Financing Agreement

All resale activities are subject to a master repurchase agreement (MRA). The Company accounts for transactions subject to this agreement as collateralized financings. The Company receives securities as collateral that are not recognized on the Statement of Financial Condition. Collateral received may be increased or decreased over time to maintain certain contractual thresholds as the assets underlying this arrangement fluctuate in value. While the agreement may be over-collateralized, US GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

The following table shows the Company's securities financing agreement as of December 31, 2017:

Assets:

Resale agreement

Gross amount recognized	$	204,482
Gross amount offset in Statement of Financial Condition		—
Net amount in Statement of Financial Condition (1)		204,482
Non-cash collateral received not recognized in Statement of Financial Condition (2)		204,482
Net amount	$	—

(1) Included in securities purchased under agreements to resell on the Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under an enforceable MRA, limited for table presentation purposes to the amount of the recognized asset due to the counterparty.

(4) Loans and Notes Receivable from Independent Financial Advisors, Net

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to independent financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed ten years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from independent financial advisors are reported net of the allowance for doubtful accounts of $4,600 as of December 31, 2017.

(5) Dividends

For the year ended December 31, 2017, the Company did not declare or pay any dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(6) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $250. At December 31, 2017, the Company had net capital of $162,754 which was $162,504 in excess of its required minimum net capital of $250.

(Dollars in thousands)

(7) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested.

(8) Transactions with Related Parties

Line of Credit with Affiliate

The Company has a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with WFCH maturing on December 15, 2019. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $100,000 at any one time. The principal amount of the LOC Agreement is due at maturity, but the Company can repay earlier. The interest rate on this loan is based on a three-month LIBOR rate plus 44.8 basis points. At December 31, 2017, the Company had $1,196 outstanding on this line of credit which is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services.

The Company also receives mutual fund, postage and occupancy services from affiliates, which were directly billed.

Clearing Services

The Company has a fully-disclosed clearing agreement with WFCS to clear its securities transactions. The agreement provides for the Company to pay WFCS on a per trade basis.

WFCS collects revenues on behalf of the Company for customer transactions. At December 31, 2017, the Company has a $15,829 receivable from WFCS for these revenues and is classified as receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

WFCS also funds margin and non-purpose loans for the Company’s customers.

Securities Purchased Under Agreements to Resell

At December 31, 2017, the Company had $204,482 outstanding from WFCS under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Statement of Financial Condition.

Other

At December 31, 2017, the Company had $688 outstanding from WFC and its affiliates, which is included in other assets in the Statement of Financial Condition. The Company also owed $120 to WFC and its affiliates, which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(9) Commitments and Contingent Liabilities

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Other contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully-disclosed basis to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify WFCS for losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their

(Dollars in thousands)

securities transactions. At December 31, 2017, substantially all customer obligations were collateralized by customer securities held at WFCS with a fair value in excess of the obligations.

(10) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through February 27, 2018, the date the Company issued its Statement of Financial Condition.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"), which requires WFC to submit to the FRB within 60 days of the date of the consent order plans to further enhance the WFC Board of Director's governance oversight and WFC's compliance and operational risk management. The consent order also requires third-party reviews related to the adoption and implementation of such plans by September 30, 2018. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis, which allows for management of temporary fluctuations. Once the asset cap limitation is removed, a second third-party review must be conducted to assess the efficacy and sustainability of the improvements.

During this period, there have been no other material subsequent events that would require recognition or disclosure in the Statement of Financial Condition.